

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Marina Wolfson
Chief Financial Officer
BiomX Inc.
22 Einstein St., Floor 4
Ness Ziona, Israel 7414003

> **Re: BiomX Inc.**
> **Registration Statement on Form S-3**
> **Filed June 2, 2023**
> **File No. 333-272371**

Dear Marina Wolfson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Howard E. Berkenblit